

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 21, 2018

<u>Via E-mail</u>
Mr. Carl Weatherley-White
Chief Executive Officer
VivoPower International PLC
91 Wimpole Street, Marylebone
London W1G 0EF
United Kingdom

> **Re: VivoPower International PLC**
> **Form 20-F for the year ended March 31, 2017**
> **Filed August 1, 2017 as amended on August 1, 2017**
> **File No. 1-37974**

Dear Mr. Weatherley-White:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction